Exhibit 21.1

CHINA HEALTH INDUSTRIES HOLDINGS, INC.

LIST OF SUBSIDIAIRES

Name	Place of Incorporation

China Health Industries Holdings Limited	Hong Kong

Harbin Humankind Biology Technology Co. Limited.	People's Republic of China

Heilongjiang Huimeijia Pharmaceutical Co., Ltd.	People's Republic of China

Harbin Huimeijia Medicine Company	People's Republic of China

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